FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of January 2015

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Reports Third Quarter Financial Results

2.	Nomura Approves Share Buyback Program

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: January 29, 2015	By:	/s/ Hajime Ikeda
Hajime Ikeda
Managing Director

Nomura Reports Third Quarter Financial Results

•	Net revenue and pretax income growth at Group level both QoQ and YoY

•	Retail reported strongest pretax income for six quarters with record Retail client assets of 104.8 trillion yen

•	Net assets under management at record high of 37.7 trillion yen

•	Wholesale revenues resilient with strong performance in Equities and Investment Banking despite a slow quarter in Fixed Income; AEJ posted highest quarterly revenues since April 2009

•	Robust financial position with total capital ratio of 14.3 percent and Tier 1 capital ratio of 12.5 percent under Basel III

Tokyo, January 29, 2015—Nomura Holdings, Inc. today announced its consolidated financial results for the third quarter of the fiscal year ending March 31, 2015.

Net revenue for the third quarter was 425 billion yen (US$3.5 billion)1, an increase of 14 percent quarter on quarter and 12 percent year on year. Income before income taxes was 116.1 billion yen (US$969 million), up 57 percent quarter on quarter and 34 percent year on year. Net income grew 32 percent quarter on quarter and 45 percent year on year to 70 billion yen (US$584 million).

“We continued to build momentum during the third quarter with net revenue and pretax income both up quarter on quarter and year on year. Pretax and net income for the nine months to December were close to the record high in the same period last year,” said Koji Nagai, Group Chief Executive Officer.

“Retail reported its strongest pretax income for six quarters. Retail client assets broke through the 100 trillion yen level for the first time, climbing to 104.8 trillion yen. Asset Management has its best pretax quarter since September 2007 as assets under management grew to a record high.

“Wholesale reported softer net revenue and pretax income compared to last quarter as a slowdown in Fixed Income in EMEA and the Americas more than offset a solid performance in Global Markets in Japan and AEJ and Investment Banking globally.

“Looking ahead, we remain focused on further establishing our position as Asia’s global investment bank by seeking out opportunities for our clients in the changing environment and continuing to transform our business.”

[1]	US dollar amounts are included solely for the convenience of the reader and have been translated at the rate of 119.85 yen = 1 US dollar, the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2014. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in US dollars.

Divisional Performance

Retail

(billions of yen)	FY2014/15 Q3	QoQ	YoY
Net revenue	128.8	+9%	+1%
Income before income taxes	50.5	+30%	+6%

Retail net revenue increased 9 percent quarter on quarter and 1 percent year on year to 128.8 billion yen. Income before income taxes was 50.5 billion yen, up 30 percent from last quarter and 6 percent over last year.

Retail reported robust sales of stocks during the quarter on the back of a market rally, driven by monetary easing by the Bank of Japan and an uptick in primary deals. Discretionary investment net inflows and sales of insurance products were at the highest level since Nomura started transforming its Retail business model.

Retail client assets climbed to a record 104.8 trillion yen at the end of December. Recurring revenue was 16.6 billion yen for the quarter, or 65.7 billion yen on an annualized basis, putting Nomura within reach of its March 2016 target of 69.6 billion yen.

Asset Management

(billions of yen)	FY2014/15 Q3	QoQ	YoY
Net revenue	23.4	+8%	+10%
Income before income taxes	9.3	+20%	+5%

Asset Management net revenue rose 8 percent from last quarter and 10 percent year on year to 23.4 billion yen. Income before income taxes increased 20 percent quarter on quarter and 5 percent year on year to 9.3 billion yen.

Assets under management reached a record 37.7 trillion yen on inflows into products for discretionary investments and support from market factors.

In the investment trust business, Nomura reported inflows mainly into funds seeking income gain and funds for discretionary investments. Assets under management in Fund Wrap and SMA funds grew strongly, while sales of privately placed funds remained firm.

In the investment advisory business, Nomura’s international business continued to grow through UCITS2 compliant funds. The company expanded its distribution channels in terms of regional coverage and client type, as evidenced by winning new mandates from pension funds in Chile and Mexico.

[2]	Undertakings for Collective Investment in Transferable Securities (UCITS) is the main European framework covering collective investment schemes investing in transferable securities.

Wholesale

(billions of yen)	FY2014/15 Q3	QoQ	YoY
Net revenue	178.9	-6%	-5%
Income before income taxes	0.5	-98%	-98%

Wholesale booked net revenue of 178.9 billion yen, down 6 percent from last quarter and 5 percent from the third quarter last year. Income before income taxes decreased 98 percent both quarter on quarter and year on year to 500 million yen.

In Global Markets, Japan and AEJ had a good quarter. AEJ reported its highest quarterly revenues since April 2009 as Nomura continued to expand its client franchise, particularly in emerging markets. In Fixed Income, Japan Rates and AEJ FX performed well, while Rates and Credit in EMEA and the Americas had a challenging quarter as lower yields had heightened volatility. The Equities Cash business had a solid quarter on a rebound in market volumes globally.

Investment Banking reported stronger revenues in both Japan and overseas, supported bya strong quarter in the ECM business combined with rebound in global M&A revenues. Nomura won high-profile IPO and convertible bond mandates in Japan and retained high market share in the league tables. Internationally, Nomura worked on numerous high-profile mandates such as non-Japan related M&A deals and large financing transactions.

Financial Position

Nomura maintains a robust financial position and a healthy balance sheet. As of the end of December, Nomura’s total capital ratio was 14.3 percent and its Tier 1 ratio was 12.5 percent under Basel III. Nomura had total assets of 44.1 trillion yen and shareholders’ equity of 2.7 trillion yen. Gross leverage was 16.2 times and net leverage was 10.5 times. All figures are on a preliminary basis.

Share buyback

Nomura’s Board of Directors today approved a resolution to set up a share buyback program with an upper limit of 40 million shares of Nomura Holdings common stock. The upper limit of the aggregate amount of the repurchase price will be 30 billion yen. Nomura plans to use the acquired treasury stock to deliver shares upon the exercise of stock options and to raise capital efficiency and ensure a flexible capital management policy.

ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc.	81-3-3278-0591
Keiko Sugai	Group Corporate Communications Dept.

Nomura

Nomura is an Asia-based financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Asset Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2015 Nomura Holdings, Inc. All rights reserved.

2.	Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.	No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.	The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.	This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.

Nomura Approves Share Buyback Program

Tokyo, January 29, 2015—Nomura Holdings, Inc. today announced that its Board of Directors approved a resolution to set up a share buyback program, pursuant to the company’s articles of incorporation set out in accordance with Article 459-1 of the Companies Act of Japan.

The share buyback program will run from February 16, 2015, to March 27, 2015, and have an upper limit of 40 million shares of Nomura Holdings common stock, or 1.0 percent of outstanding shares. Of this, approximately 5 million shares are expected to be used for stock options. The upper limit of the aggregate amount of the repurchase price will be 30 billion yen, and the shares will be purchased on the stock exchange via a trust bank.

Nomura plans to use the acquired treasury stock to deliver shares upon the exercise of stock options and to raise capital efficiency and ensure a flexible capital management policy.

As of December 31, 2014, Nomura Holdings had 3,822,562,601 outstanding shares including 178,580,805 shares as treasury stock.

ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc.	81-3-3278-0591
Keiko Sugai	Group Corporate Communications Dept.

Nomura

Nomura is an Asia-based financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Asset Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.